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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

 -------------------------------------------------------------------------------
                      Golden Books Publishing Company, Inc.
                               (Name of applicant)

               888 Seventh Avenue, 40th Floor, New York, NY 10106
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
                  TITLE OF CLASS                      AMOUNT
              10% Senior Secured Notes due 2004    $87,000,000

Approximate date of issuance:                      July __, 1999

Name and address of agent for service:             Philip Galanes
                                                   Golden Books Publishing
                                                   Company, Inc.
                                                   888 Seventh Avenue
                                                   40th Floor
                                                   New York, New York 10106
                                                   (212) 547-6400

                                                   With a copy to:

                                                   Alan B. Hyman, Esq.
                                                   Proskauer Rose LLP
                                                   1585 Broadway
                                                   New York, New York
                                                   10036-8299
                                                   (212) 969-3000

         The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of the applicant.

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                                     GENERAL

         1.   General information.  Furnish the following as to the applicant:

              (a)    Form of organization:
                     A corporation.
              (b) State or other sovereign power under the laws of which organized:
                     Delaware

         2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         Golden Books Publishing Company, Inc., a Delaware corporation (the "Company"), proposes to issue, as part of the Amended Joint Plan of Reorganization of Golden Books Family Entertainment, Inc. (the "Debtor") Golden Books Home Video, Inc. and the Company, dated May 13, 1999 (as same may be further modified, the "Plan of Reorganization"), its Senior Secured Notes due 2004 (the "Senior Notes"). Pursuant to the Plan of Reorganization, Old Senior Notes ("Old Senior Notes") will be exchanged for the Senior Notes and common stock of the Debtor. The Company has filed with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") an Amended Disclosure Statement (the "Disclosure Statement") to be distributed to holders of claims against or stock interests in the Debtor for the purpose of soliciting their votes for the acceptance or rejection of the Plan of Reorganization (Case Nos. 99-10030 through 99-10032 (TLB), such cases having been administratively consolidated into a single reorganization proceeding). At a hearing held on May 13, 1999, the Bankruptcy Court approved the Disclosure Statement. A hearing is presently scheduled with the Bankruptcy Court to confirm the Plan of
Reorganization. A copy of the Disclosure Statement, with the Plan of Reorganization annexed thereto as an exhibit, is attached hereto as Exhibit T3E. The Senior Notes are to be issued under an indenture (the "Senior Note Indenture") between the Company, the guarantors named therein and HSBC Bank USA, a form of which is attached hereto as Exhibit T3C.

         The Company believes that the issuance of the Senior Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an


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administrative  expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of securities contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

                                  AFFILIATIONS

         3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of June 30, 1999.

                    Golden Books Family Entertainment, Inc.

      (100%)                  (100%)          (100%)           (100%)
Golden Books Publishing  LRM Acquisition  Golden Books      Golden Books
Company, Inc.            Corp.            Home Video, Inc.  Publishing (Canada)
                                                            Inc.

      (100%)                  (100%)
Shari Lewis Enterprises, McSpadden-Smith,
Inc.                     Inc.


      (100%)
SLE Productions, Inc.


                               (50%)
                         McSpadden-Smith
                         Music, LLC*

  (98%)           (98%)           (98%)             (98%)              (98%)
McSpadden      Summerdawn,    Chunky Monkey    McSpadden-Smith     Magnolia Hill
Music, LLC**   Music, LLC**   Music, LLC**     Publishing, LLC**   Music, LLC**

*  Also owned 50% by Golden Books Publishing Company, Inc.

** Also owned 1% by Golden Books Publishing Company, Inc. and 1% by McSpadden-
   Smith, Inc.


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         The relationship among the Company and all of its affiliates, including their respective percentages of voting securities, will be unchanged upon the effectiveness of the Plan of Reorganization (the "Effective Date").


                             MANAGEMENT AND CONTROL

         4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

         Except as otherwise noted below, the address for each director and executive officer listed below is 888 Seventh Avenue, 40th Floor, New York, New York 10106.


NAME                                                   OFFICE

Richard E. Snyder                     Chairman and Chief Executive Officer
Richard Collins                       Executive Vice President and Chief
                                      Operating Officer
Philip Galanes                        Chief Administrative Officer; Executive
                                      Vice President, General Counsel &
                                      Secretary
Colin Finkelstein                     Chief Financial Officer; Executive Vice
                                      President

         5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

         As of June 30, 1999:


                                                              PERCENTAGE
                                                              OF VOTING
    NAME AND COMPLETE           TITLE OF        AMOUNT        SECURITIES
     MAILING ADDRESS           CLASS OWNED       OWNED          OWNED
----------------------  -------------------- ------------- -------------------
Golden Books Family         Common Stock          100            100%
Entertainment, Inc.

Golden Books Family Entertainment, Inc. will continue to be the sole owner of all of the Company's issued and outstanding shares of Common Stock upon the Effective Date.


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                                  UNDERWRITERS

         6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

              (a) A Syndicate acted as initial purchasers in the Company's private placement of 8-3/4% convertible trust originated preferred securities in August of 1996. Syndicate consisted of Merrill Lynch & Co., Donaldson Lufkin & Jenrette Securities Corporation, and SBC Warburg Inc., all c/o Merrill Lynch
World  Headquarters,  North Tower,  World Financial  Center,  New York, New York
102A4.
               (b) None.


                               CAPITAL SECURITIES

         7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

         As of June 30, 1999:

                                     AMOUNT                 AMOUNT
      TITLE OF CLASS                AUTHORIZED            OUTSTANDING
-----------------------------  --------------------  -----------------------
Common Stock, par value
$.01 per share                       100                     100
Old Senior Notes due 2002         $150,000,000           $150,000,000


         As of the Effective Date:

                                     AMOUNT                 AMOUNT
      TITLE OF CLASS                AUTHORIZED            OUTSTANDING
-----------------------------  --------------------  -----------------------
Common Stock, par value               100                     100
$.01 Per share

Senior Notes due 2004             $87,000,000              $87,000,000

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.


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         Each  outstanding  share of the Company's  existing Common Stock has or will have, as applicable, one vote with respect to all matters subject to common stockholder vote.

         Holders of the Old Senior Notes due 2002 and the Senior Notes due 2004 do not have any voting rights by reason of ownership of those securities.


                              INDENTURE SECURITIES

         8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.1


         A)   Events of Default and Notice of Default.

         The following are Events of Default under the Senior Note Indenture:

              (i) failure by the Company to pay interest on any Senior Note when the same becomes due and payable, and the Default continues for 30 days after becoming due;

              (ii)  failure by the Company to pay  the  principal  of any Senior
Note when the same becomes due and payable, at maturity or upon acceleration, redemption or otherwise (including the failure to repurchase Senior Notes tendered pursuant to the requirements of Section 4.04, 4.17 or 4.18 of the Senior Note Indenture);

              (iii) failure by the Company or any Guarantor to comply with any other agreement or covenant contained in the Senior Notes, the Indenture, any Collateral Agreements or the Registration Rights Agreements, and the Default continues for the period and after the notice specified below;

              (iv) there shall be default under any bond, debenture, or other evidence of Indebtedness of the Company or any Guarantor, or under any mortgage, security agreement, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any such Indebtedness, whether such Indebtedness now exists or shall hereafter be created, if such default either (A) results from the failure to pay principal or interest on any Indebtedness or (B) relates to an obligation other than the obligation to pay principal or interest on any Indebtedness and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity;


--------

1        All Capitalized  terms used in this Item 8 shall have the same meaning,
         unless  otherwise  defined,   as  that  provided  in  the  Senior  Note
         Indenture. Company shall mean Golden Books Publishing Company, Inc.


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


              (v) any Guarantee required to be in full force and effect by the terms of the Senior Note Indenture ceases to be in full force and effect or is declared null and void or otherwise not enforceable against any Guarantor in accordances with its terms, or any of the Guarantors repudiates its obligations under its Guarantee or denies that it has any further liability under the Guarantee or gives notice to such effect (other than by reason of the termination of the Senior Note Indenture or the release of any such Guarantee in accordance with the Senior Note Indenture); or any Guarantor repudiates its obligations under its Guarantee of the Senior Notes or if a final judicial determination is made that such;

              (vi) The Company or any Guarantor pursuant to or within the meaning of any Bankruptcy Law:

                   (a) admits in writing its inability to pay its debts generally as they become due;

                   (b)  commences a voluntary case or proceeding;

                   (c) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding;

                   (d) consents to the appointment of a Custodian of it or for all or substantially all of its property;

                   (e) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it;

                   (f) makes a general assignment for the benefit of its creditors; or

                   (g) takes any corporate action to authorize or effect any of the foregoing;

              (vii) a court of competent jurisdiction enters a judgment, decree or order under any Bankruptcy Law that is for relief against the Company or any Guarantor, in an involuntary case or proceeding which shall (A) approve a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any Guarantor, (B) appoint a Custodian of the Company or any Guarantor, or for substantially all of its property, or (C) order the winding-up or liquidation of its affairs, and in each case the judgment, order or decree remains unstayed and in effect for 60 days; or

              (viii) any warrant of attachment is issued against any property of the Company or any Guarantor having a value of at least $1 million, which warrant is not

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released,  stayed or bonded against within 60 days after service of process with respect thereto, or final judgments not covered by insurance for the payment of money which in the aggregate at any one time exceeds $1 million shall be rendered against the Company or any Guarantor by a court of competent jurisdiction and shall remain undischarged for 60 days after judgment becomes final and nonappealable.

              (ix) any final judgments or orders are rendered against Parent, the Company or any of their Guarantors or Subsidiaries which require the payment in money, either individually or in an aggregate amount, that is more than $5 million, which remain unstayed, undischarged or unbonded for a period of 60 days thereafter; or

              (x) there shall be any failure to procure and maintain property and liability insurance in accordance with the provisions of Section 4.07 continuing, in the case of failure to maintain such insurance, until the earlier of (A) 30 days after notice to Parent, the Company or their Subsidiaries or the Trustee of the lapse or cancellation of such insurance, and (B) the date such lapse or cancellation is effective as to the Trustee; or

              (xi) except as provided in the Senior Note Indenture, the Trustee does not have at all times a first priority perfected security interest in the First Lien Collateral and a second priority perfected security interest in the Second Lien Collateral, subject only to Permitted Liens, or the Company or any guarantor asserts in writing that the security arrangements under the Senior
Note Indenture or any collateral Agreement are not in full force and effect.

              A Default under clause (iii) above (other than any default under Sections 4.03, 4.04, 4.12, 4.13, 4.14, 4,15, 4.16, 4.17, 4.18, 4.19, 4.20, 4.21,
4.22 and 5.01, which Defaults shall be Events of Default with the notice specified in this paragraph but without the passage of time specified in this paragraph) is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in principal amount of the outstanding Senior Notes notify the Company and the Trustee, of the Default, and the Company does not cure the Default within 30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default." Such notice shall be given by the Trustee if so requested by the Holders of at least 25% in principal amount of the Senior Notes then outstanding. When a Default is cured, it ceases.

              If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder notice of the uncured Default or Event of Default within 90 days after such Default or Event of Default occurs. Except in the case of a Default or an Event of Default in payment of principal of, or interest on, any Senior Note, including the failure to make payment of a Deficiency Repurchase Amount pursuant to a Deficiency Offer, the failure to make

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


payment on the Change of Control Payment Date pursuant to a Change of Control Offer, and the failure to make payment upon a mandatory redemption, the Trustee may withhold the notice if and so long as its board of directors, the executive committee of its board of directors or a committee of its directors and/or Trust Officers in good faith determines that withholding the notice is in the interest of the Holders.

         B)   Authentication  and  Delivery   of   the  Senior   Notes  and  the
Application of Proceeds Thereof.

         A Senior Note shall not be valid until authenticated by the manual signature of an authorized signatory of the Trustee. The signature shall be conclusive evidence that the Senior Note has been authenticated under the Senior
Note Indenture. The Trustee shall, upon receipt of a written order of the Company in the form of an Officers' Certificate, authenticate the Senior Notes for original issue in the aggregate principal amount of $87,000,000. The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Senior Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate Senior Notes whenever the Trustee may do so. Each reference in the Senior Note Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or Affiliates of the Company.

         The Senior Notes shall be issuable only in registered form without coupons, in denominations of $1,000, and any integral multiple thereof.

         There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Senior Notes because the Senior Notes will be issued, as part of an exchange, as provided in the Plan of Reorganization.

         (C) Release of Property  Subject to the Lien of the Senior Note
Indenture.

         The Company's obligations under the Senior Notes issued under the Senior Note Indenture are secured by a lien on the Company's interest in the Collateral. The obligations of the Company to pay the principal of and interest on the Senior Notes are further secured by the pledge by the Guarantors of their respective interests in the Collateral.

         Subject to Section 4.18 of the Senior Note Indenture (Limitation on Asset Sales) and clauses (i) and (ii) below, the Collateral may be released from the Lien and security interest created by the Security Agreements on the terms set forth in such Security Agreements.

              (i) At any time when a Default or Event of Defaults shall have occurred and be continuing and the maturity of the Senior Notes shall have been accelerated (whether by declaration or otherwise) and the Trustee shall have delivered

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

a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Collateral Agreement shall be effective as against the Holders of Senior Notes.

            (ii) The release of any collateral from the terms of the Senior Note Indenture and the Collateral Agreements shall not be deemed to impair the security under the Senior Note Indenture in contravention of the provisions thereof if and to the extent the Collateral is released pursuant to the terms of such Collateral Agreement. To the extent applicable, the Company shall cause TIA
Section 314(d) relating to the release of property or securities from the Liens and security interest of the Collateral Agreements and relating to the substitution therefor of any property or securities to be subjected to the Liens and security interest of the Collateral Agreement to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Company except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Personal shall be an independent engineer, appraiser or other expert selected or approved by the Trustee and the Collateral Agent in the exercise of reasonable care.

         (D) Satisfaction and Discharge of the Senior Note Indenture.

         The Company may, at the option of its and Parent's Board of Directors evidenced by a resolution set forth in an Officers' Certificate, at any time, elect to have either Section 8.02 (Legal Defeasance) or 8.03 (Covenant Defeasance) of the Senior Note Indenture applied to all outstanding Senior Notes upon compliance with the following conditions:

              (i) the Company must irrevocably deposit or cause to be deposited with the Trustee or Paying Agent for the benefit of the Holders, (A) U.S. Legal Tender or (B) Government Obligations, or (C) a combination thereof, in each case, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Senior Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the Senior Notes;

              (ii) in the case of an election under  Section  8.02 of the Senior
Note Indenture, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;


              (iii) in the case of an election under  Section 8.03 of the Senior
Note Indenture, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

              (iv) no Default or Event of Default shall have occurred and be continuing (1) on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Senior Notes pursuant to Article Eight of the Indenture concurrently with such incurrence) or (2) insofar as
Section 6.01(6) or Section 6.01(7) of the Indenture is concerned, at any time during the period ending on the 91st day after the date of deposit (it being understood that the condition in this clause (2) is a condition subsequent and shall not be deemed satisfied until the expiration of such period);

              (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Senior Note Indenture or a default under the New Credit Facility or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

              (vi) the Company shall have delivered to the Trustee an Opinion of
Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy,
insolvency,   reorganization   or  similar  laws  affecting   creditors'  rights
generally;

              (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company; and

              (viii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

         (E)  Evidence as to Compliance with Conditions and Covenants.


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              (i) Each of Parent and the Company  shall  deliver to the Trustee, within 120 days after the end of the Company's fiscal year, an Officers' Certificate, complying with Section 314(a)(4) of the TIA, stating that a review of its activities and the activities of its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether each has kept, observed, performed and fulfilled its obligations under the Senior Note Indenture, and further stating, as to each of such Officer signing such certificate, that to the best of his or her knowledge each of Parent and Publishing and their Subsidiaries during such preceding fiscal year has kept, observed, performed and fulfilled each and every covenant contained in the Senior Note Indenture and no event of default under the New Credit Facility, Default or Event of Default occurred during such year or, if such signers do know of such an event of default, Default or Event of Default, the certificate shall describe the event of default, Default or Event of Default and its status with particularity. The Officers' Certificate shall also notify the Trustee should the Company elect to change the manner in which it fixes its fiscal year.

              (ii) The Company shall deliver  to the  Trustee  within  120  days after the end of each fiscal year a written statement by the Company's independent certified public accountants stating (A) that their audit examination has included a review of the terms of the Senior Note Indenture and the Senior Notes as they related to accounting matters, and (B) whether in connection with their audit examination, any Default has come to their attention and if such Default has come to their attention, specifics regarding the nature and period of existence thereof.

              (iii) Each of Parent and the Company shall and shall cause each of their Subsidiaries to deliver to the Trustee, forthwith upon becoming aware, and in any event within 5 days after the occurrence of (A) any Default or Event of Default in the performance of any covenant, agreement or condition contained in the Senior Note Indenture; (B) any event of default under the New Credit Facility or any event of Default under any other bond, debenture, note or other evidence of Indebtedness of Parent, the Company or any of their respective Subsidiaries, or under any mortgage, indenture or other instrument (as that term is used in Section 6.01(4)); and (C) any decline in Net Worth such that the Net Worth is equal to or less than the Minimum Net Worth at the end of any fiscal quarter or any subsequent increase in Net Worth above such amount at the end of any fiscal quarter, an Officers' Certificate specifying with particularity such event.

         9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         See Item 8(C) generally. The Debtor and its direct and indirect subsidiaries and affiliates are guarantors under the Senior Note Indenture.

         Contents  of  application  for  qualification.   This  application  for
qualification comprises:

         (a)  Pages numbered 1 to 14, consecutively.

         (b) The statement of eligibility and qualification of each trustee under the indenture or to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit 1 Certificate of Incorporation of the Company. The Certificate of Incorporation will be amended in connection with the Plan of Reorganization. The form of Amended and Restated Certificate of Incorporation of the Company is attached as Exhibit 6 to the Disclosure Statement (Exhibit 4).

Exhibit 2 By-Laws of the Company. The By-Laws will be amended in connection with the Plan of Reorganization. The form of Restated By-Laws of the Company is attached as Exhibit 7 to the Disclosure Statement (Exhibit 4).

Exhibit 3 Form of the Senior Note Indenture between the Company, the Guarantors named therein and HSBC Bank USA.

Exhibit T3D.             Not applicable.

Exhibit 4 A copy of the Amended Disclosure Statement regarding the Amended Joint Plan of Reorganization, with certain exhibits thereto to be sent or given to security holders in connection with the issuance or distribution of the Senior Notes.

Exhibit 5 A cross reference sheet showing the location in the Senior Note Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, included in Exhibit 3.

Exhibit 8                Statement of Eligibility on Form T-1.

                                  [END OF TEXT]

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Golden Books Publishing Company, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York, on the 6th day of July, 1999.


                                          GOLDEN BOOKS PUBLISHING COMPANY, INC.

                  [Seal]                  By/s/Richard E. Snyder
                                            ------------------------------------
                                                Richard E. Snyder
                                                Chairman and Chief Executive
                                                Officer


Attest/s/ Philip Galanes
      --------------------------------
          Philip Galanes
          Chief Administrative Officer